UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

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
(Check one):        |_| Form 10-K      |_| Form 20-F      |_| Form 11-K       |X| Form 10-Q      |_| Form 10-D
                    |_| Form N-SAR     |_| Form N-CSR


                    For Period Ended:  03/31/09
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                    |_| Transition Report on Form 10-K
                    |_| Transition Report on Form 20-F
                    |_| Transition Report on Form 11-K
                    |_| Transition Report on Form 10-Q
                    |_| Transition Report on Form N-SAR
                    For the Transition Period Ended:
                                                     ---------------------------------------------------------------
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  Read Instructions (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: NOT APPLICABLE

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PART I -- REGISTRANT INFORMATION

Temecula Valley Bancorp Inc.
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Full Name of Registrant


NOT APPLICABLE
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Former Name if Applicable


27710 Jefferson Avenue, Suite A100
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Address of Principal Executive Office (Street and Number)


Temecula, California 92590
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City, State and Zip Code


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    |(a)  The reasons  described in  reasonable  detail in Part III of this form
    |     could not be eliminated without unreasonable effort or expense
    |(b) The subject annual report, semi-annual report, transition report on | Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion | thereof, will be filed on or before the fifteenth calendar day
|X| |     following the prescribed due date; or the subject  quarterly report or
    | transition report on Form 10-Q or subject distribution report on Form | 10-D, or portion thereof, will be filed on or before the fifth
    |     calendar day following the prescribed due date; and

    |(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         The quarterly report on Form 10-Q of Temecula Valley Bancorp Inc. ("Company") for the period ended March 31, 2009 could not be filed with the Securities and Exchange Commission on a timely basis due to the following reasons:

         The Company has not concluded its discussions and review with its regulators and independent registered public accounting firm relative to the classification and valuation of certain assets and therefore has not finalized its results of operations for the quarter ended March 31, 2009.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

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
                            Frank Basirico                                  (951)                  506-1060
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                                (Name)                                   (Area Code)          (Telephone Number)
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(2)  Have all other periodic  reports  required under Section 13 or 15(d) of the
     Securities Exchange Act of 1934 or Section 30 of the Investment Company Act
     of 1940 during the preceding 12 months or for such shorter  period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                             |X| Yes    |_| No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             |X| Yes    |_| No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company is required by Part IV, Item (3) of Form 12b-25 to provide as part of this filing an explanation regarding whether the results of operations expected to be reported for the quarter ended March 31, 2009 will reflect significant changes from its results of operations for the quarter ended March 31, 2008. The Company's results of operations for the quarter ended March 31, 2009 are still being finalized by management. Except as described in this notification, the Company believes it is not appropriate to provide an estimate of those results at this time.

         The Company expects to report continuing net losses for the quarter ended March 31, 2009 resulting primarily from the continuing deterioration in the collateral securing the loans the Company has made, decreases in earnings and increases in allocations to the Company's allowance for loan losses.

                          Temecula Valley Bancorp Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 11,  2009                                By: /s/ Frank Basirico
      ------------------------                         -------------------------
                                                           Frank Basirico, CEO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).
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